UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ocean Power Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
674870506
(CUSIP Number)
ALUMNI CAPITAL LP 80 S.W. 8TH Street Suite 2000 Miami, FL 33131 Telephone: (202) 599-5679
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 9, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule	13d-1(b)

☒	Rule 13d-1(c)

☐	Rule	13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674870506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alumni Capital LP, 87-3893017
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0 (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	On September 13, 2024, Ocean Power Technologies, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to $4,000,000 (the “Investment Amount”), of shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), from time to time during the term of the Purchase Agreement.

(2)	Based on 126,230,874 shares of Common Stock issued and outstanding as of November 18, 2024.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alumni Capital GP LLC 87-3998289
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	On September 13, 2024, Ocean Power Technologies, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to $4,000,000 (the “Investment Amount”), of shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), from time to time during the term of the Purchase Agreement.

(2)	Based on 126,230,874 shares of Common Stock issued and outstanding as of November 18, 2024.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ashkan Mapar [xx-xxxxxxx]
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	On September 13, 2024, Ocean Power Technologies, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to $4,000,000 (the “Investment Amount”), of shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), from time to time during the term of the Purchase Agreement.

(2)	Based on 126,230,874 shares of Common Stock issued and outstanding as of November 18, 2024.

Item 1(a)	Name of Issuer:

Ocean Power Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

28 Engelhard Drive, Suite B
Monroe Township, NJ 08831

Item 2(a)	Name of Person Filing:

Alumni Capital LP
Alumni Capital GP LLC
Ashkan Mapar, Manager of Alumni Capital GP LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of Alumni Capital LP, Alumni Capital GP LLC, and Ashkan Mapar is:

80 S.W. 8TH Street
Suite 2000
Miami, FL 33131

Item 2(c)	Citizenship:

Alumni Capital LP, Delaware limited partnership
Alumni Capital GP LLC, Delaware limited liability company
Ashkan Mapar, USA

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.:

674870506

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a)	Amount beneficially owned: 0 (1)

(b)	Percent of class: 0% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0 shares of Common Stock (1)

(ii)	Shared power to vote or direct the vote; 0 shares

(iii)	Sole power to dispose of or direct the disposition of: 0 shares of Common Stock (1)

(iv)	Shared power to dispose or direct the disposition of: 0

(1)

All of the shares are owned beneficially by Alumni Capital LP. Ashkan Mapar may be deemed to possess voting and dispositive power in his capacity as manager of Alumni Capital GP, LLC; however, Ashkan Mapar disclaims beneficial ownership of these shares.

Alumni Capital GP LLC is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over the shares owned by Alumni Capital LP.  Alumni Capital GP LLC does not itself own any securities of the issuer.

(2)	Based on 126,230,874 shares of Common Stock issued and outstanding as of November 18, 2024.

Item 5.	Ownership of Five Percent of Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2024

ALUMNI CAPITAL LP

	By:	/s/ Ashkan Mapar
	Name:	Ashkan Mapar
	Title:	Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP

ALUMNI CAPITAL GP LLC

	By:	/s/ Ashkan Mapar
	Name:	Ashkan Mapar
	Title:	Manager

/s/ Ashkan Mapar
Ashkan Mapar

Exhibit Index

A.	Agreement of Joint Filing

Exhibit A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, the Schedule 13G dated on or about November 27, 2024, containing the information required by Schedule 13G, for the shares of common stock of Ocean Power Technologies, Inc. held by Alumni Capital LP, a Delaware limited partnership, and with respect to Alumni Capital GP LLC, the manager of Alumni Capital, and Ashkan Mapar, the manager of Alumni Capital GP LLC, such other holdings as may be reported therein.

Dated: November 27, 2024

ALUMNI CAPITAL LP

By:	/s/ Ashkan Mapar
Name:	Ashkan Mapar
Title:	Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP

ALUMNI CAPITAL GP LLC

By:	/s/ Ashkan Mapar
Name:	Ashkan Mapar
Title:	Manager

/s/ Ashkan Mapar
Ashkan Mapar